Exhibit 16.1

17 February 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Lufax Holding Ltd pursuant to Item 16F of Form 20-F (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Form 20-F of Lufax Holding Ltd dated 17 February 2026. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Attachment - Lufax Holding Ltd’s disclosure Item 16F of Form 20-F

www.pwccn.com	PricewaterhouseCoopers Zhong Tian LLP 11/F PricewaterhouseCoopers Center, Link Square 2 202 Hu Bin Road, Huangpu District, Shanghai 200021, China T: +86 (21) 2323 8888, F: +86 (21) 2323 8800

Item 16F.	Change in Registrant’s Certifying Accountant

On June 25, 2025, our shareholders approved the removal of PricewaterhouseCoopers, or PwC, and PricewaterhouseCoopers Zhong Tian LLP, or PwC ZT, as our auditors, and the appointment of Ernst & Young, or EY, and Ernst & Young Hua Ming LLP, or EY HM, as our auditors in their place. The decision to change our independent registered public accounting firm for the years December 31, 2022, 2023 and 2024 for U.S. financial reporting purposes had been recommended and approved by our board of directors and audit committee on January 27, 2025.

PwC (including PwC ZT) had been re-appointed as our auditors for the year ended December 31, 2024 at the annual general meeting of our shareholders held on May 30, 2024 to hold office until the conclusion of the next annual general meeting of our shareholders. After considering the facts and circumstances below, our board of directors resolved, on January 27, 2025, to propose the removal of PwC and PwC ZT as our auditors, an action which, in the view of our board of directors (including the audit committee), was in the best interests of our shareholders as a whole.

On January 21, 2025, our audit committee received a letter of the same date from PwC. In the letter, PwC stated that it had been orally notified of its removal as our auditor on January 16, 2025. In the same letter, among other things, (1) PwC stated that on October 25, 2024, it had received information in the course of an oral conversation, or the Subject Conversation, with a then-current senior executive of ours that raised concerns, in the view of PwC, about certain possible related party transactions, or the Subject Transactions; (2) PwC stated that on November 25, 2024, PwC had orally reported the Subject Conversation to our audit committee; (3) PwC stated that on December 11, 2024, PwC had issued a written letter to our audit committee requesting an expert and independent investigation into the matter; and (4) while PwC noted that our audit committee had engaged forensic accountants and independent investigation counsel to investigate the Subject Transactions and other related matters, and that the then-current senior executive of ours, in the interview with the team conducting the independent investigation, had denied the contents of the Subject Conversation as reported by PwC to our audit committee, PwC raised questions about the investigation, the independence of our audit committee, and the remedial actions that we had taken.

On January 21, 2025, our audit committee also received a letter of the same date from PwC ZT, our U.S. PCAOB-registered auditor. In the letter, PwC ZT stated that, due to the seriousness of the Subject Conversation as understood by PwC ZT, the decision by our audit committee not to share its independent investigation conclusions with PwC ZT, and certain independence concerns, PwC ZT could not consent to the incorporation of its prior audit or review opinions in any of our current or future filings. The letter further stated that neither we nor any successor auditor could rely on any work that PwC ZT performed for us with regard to 2024, and, as PwC ZT believed that it was no longer able to rely on representations provided by us and our management in connection with our fiscal year 2022 and 2023 audits, its 2022 and 2023 audit opinions on our annual financial statements should no longer be relied upon.

As of January 21, 2025, we had not removed or resolved to remove PwC and PwC ZT as our auditors. Furthermore, as of the same date, the independent investigation into the Subject Transactions and related matters remained ongoing. For more information about the independent investigation, please refer to “Item 4.A. History and Development of the Company—Recent Developments.”

On January 27, 2025, our board of directors resolved to propose the removal of PwC (including PwC ZT). Following the resolution of our board of directors on January 27, 2025, our audit committee began the process of identifying proper accounting firms, with the goal of having the successor auditor conduct an audit of our financial reports for the years ended December 31, 2022, 2023 and 2024. Additionally, at our request, trading in our ordinary shares on the Hong Kong Stock Exchange was halted with effect from 9:00 a.m. on January 28, 2025 and remains suspended. Subsequently, our board of directors resolved on April 23, 2025 to propose to appoint EY and EY HM as our successor auditor as recommended by the audit committee. On June 25, 2025, our shareholders approved the change in auditors and EY and EY HM were appointed as our auditors to hold office until the annual general meeting for the year ending December 31, 2025. We have authorized PwC and PwC ZT to respond fully to the inquiries of the EY and EY HM concerning the subject matter of the foregoing matters.

Other than as described above, the audit reports of PwC and PwC ZT on our consolidated financial statements as of and for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. No audit report was issued by PwC or PwC ZT for the year ended December 31, 2024.

Other than as described above, during each of the years ended December 31, 2023 and 2024 and the subsequent interim period through June 25, 2025, there were (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between PwC and PwC ZT and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC and PwC ZT, would have caused PwC and PwC ZT to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events’’ (as set forth in Item l6F(a)(1)(v) of Form 20-F).

We provided a copy of the foregoing disclosure to PwC and PwC ZT and requested that PwC and PwC ZT furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of the letter from PwC and PwC ZT is filed as Exhibit 16.1 to this annual report on Form 20-F.

For each of the years ended December 31, 2023 and 2024 and the subsequent interim period through June 25, 2025, neither we nor anyone acting on our behalf consulted EY HM regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements (and neither a written report nor oral advice was provided to us by EY HM that EY HM concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue), or (ii) any matter that was either the subject of a disagreement or a reportable event.